Exhibit 99.1

Q1

2015 First Quarter Report

	Three months ended
	March 31
Financial and Operating Highlights (1)	2015	2014

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$39,991	$55,239
Funds from operations	$29,929	$45,449
per share (2)	$0.18	$0.27
Total capital expenditures	$78,708	$49,287
Working capital deficit (3)	$40,552	$17,082
Bank indebtedness	$261,241	$84,654
Convertible debentures (face value)	$-	$86,250
Basic weighted average shares (000)	170,301	168,700
Operating
Daily Production
Natural gas (mcf/d)	133,281	122,481
Liquids (bbls/d)	112	164
Total mcfe/d (4)	133,953	123,465
Total boe/d (4)	22,326	20,578
Average prices (including hedging)
Natural gas ($/mcf)	$3.30	$4.89
Liquids ($/bbl)	$41.86	$94.10
Cash netbacks ($/mcfe) (4)
Natural gas and liquids sales	$2.71	$5.29
Realized gains (losses) on derivatives	0.61	(0.32)
Royalties	(0.13)	(0.24)
Operating expense	(0.35)	(0.28)
Operating netback	2.84	4.45
General and administrative	(0.17)	(0.20)
Finance expense	(0.19)	(0.25)
Other income	-	0.09
Cash netbacks	$2.48	$4.09

(1)	Financial and operating highlights for continuing operations of Advantage.
(2)	Based on basic weighted average shares outstanding.
(3)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(4)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

MESSAGE TO SHAREHOLDERS

Glacier Results Sets the Stage for 36% Production Growth to 183 mmcfe/d in July 2015

▪	During the first quarter of 2015, Advantage achieved an 8% production per share growth and a 13% reduction in total cash costs, reinforcing the Corporation’s focus on sustained production growth supported by an industry leading low cost structure. Ongoing Glacier well production outperformance, a strong balance sheet and an attractive hedging program provides additional visibility to grow production 36% to 183 mmcfe/d in July 2015. Beyond July 2015, Advantage’s Glacier Montney development plan is targeted to increase production to 205 mmcfe/d (34,160 boe/d) in April 2016 and to 245 mmcfe/d (40,830 boe/d) in April 2017.

▪	Funds from operations were $29.9 million or $0.18 per share. An 8% growth in production and hedging gains of $7.4 million during the first quarter of 2015 helped to partly offset a significant decrease in Canadian natural gas prices compared to the first quarter of 2014. Advantage’s operating netback for the first quarter of 2015 was $2.84/mcfe ($17.01 /boe) which represents 86% % of our net sales price, including realized hedging.

▪	Production increased 8% to 134.0 mmcfe/d (22,326 boe/d) compared to the same period of 2014 due to continued success at our Glacier Montney property.

▪	Industry leading total cash costs decreased 13% to $0.84/mcfe as compared to the same period of 2014. Total cash costs include operating expense ($0.35/mcfe), royalties ($0.13/mcfe), general and administrative expense ($0.17/mcfe), and finance expense ($0.19/mcfe).

▪	Advantage’s Credit Facility increased to $450 million from $400 million based on the growth in year end 2014 reserves and the successful execution of our development plan to date. As of March 31, 2015, Advantage has an available bank line of $189 million (58% drawn on $450 million including the settlement of $86 million of convertible debentures in January 2015) which supports the Corporation’s financial flexibility in the ongoing execution of its Montney development plan.

▪	Advantage’s Montney land holdings increased by 3,200 net acres (5 net sections) during the first quarter of 2015 through Crown land sales. This new acreage was added within and adjacent to our existing Glacier, Valhalla and Wembley land blocks. Advantage’s total Montney acreage is currently 85,120 net acres or 133 net sections.

▪	Natural gas hedges averaging 62% of forecast production at Aeco Cdn $3.73/mcf from April to September 2015 provides downside summer gas price protection. Advantage has natural gas price hedge positions in place through to March 2017 averaging 50% of forecast production at an average Aeco Cdn price of $3.71/mcf.

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Capital Expenditures

Advantage invested $78.7 million including $1.1 million for land acquisitions for the three months ended March 31, 2015.  Approximately 50% of the expenditures were directed to the expansion of our 100% owned Glacier gas plant and expansion of our gas gathering and sales pipeline infrastructure.  The balance of the quarter expenditures were directed to completing our most recent drilling program including the drilling of 10 Montney wells and the completion of 6 wells. During the second quarter of 2015, capital expenditures will be directed primarily to completion of our Glacier gas plant expansion.

Operational

Production performance at Glacier continues to outperform with lower decline rates than our development plan expectations. We currently forecast that none of the wells from our 2014 drilling program will be required to be brought on production to offset declines until we increase production to 183 mmcfe/d after completion of our Glacier gas plant expansion. Additionally, we have one Lower Montney well remaining from our 2013 drilling program (initial production capability 18 mmcf/d) that has not yet been brought on production to date.

Delivery of major equipment items required for our Glacier gas plant expansion has commenced with on-site construction underway. On completion of the expansion, the Glacier plant processing capacity will be increased to 250 mmcf/d including 70 mmcf/d of spare capacity to meet future production growth in 2016 and 2017. The plant expansion will include installation of natural gas liquids extraction and condensate stabilization equipment which has been designed to process varying amounts of dry and liquids rich gas production to optimize netbacks.

Through July and August 2015, our expanded plant’s inlet compression capacity will initially be tested with dry gas followed by the start-up of two 125 mmcf/d shallow cut liquid extraction process trains. The volume of liquids will be increased utilizing our Middle Montney wells to commission the liquid extraction process trains. We estimate that only six of the 33 Montney wells from our 2014 drilling program will initially be required to increase production to our target of 183 mmcfe/d.

Advantage has secured TCPL firm sales transportation contracts averaging 97% of current and future production targets. This has allowed us to maintain production during recent TCPL maintenance activities which restricted transportation service to producers utilizing interruptible transportation. We anticipate these periodic capacity restrictions will continue through the summer and fall of 2015.

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Outlook

Our Glacier Montney development plan targets production growth to 183 mmcfe/d in July 2015, 205 mmcfe/d in April 2016 and 245 mmcfe/d in April 2017. The average annual production growth from 2015 through 2017 is 22% per year.

Advantage is on track to increase current production 36% from 135 mmcfe/d to 183 mmcfe/d in July 2015. We anticipate production to average approximately 130 mmcfe/d to 135 mmcfe/d during the first half of 2015. During the second quarter of 2015, we expect production to be impacted by short duration outages required during construction and commissioning activities as we complete our Glacier gas plant expansion project.

Advantage’s current natural gas hedging positions reduces the volatility in future cash flows and are summarized as follows:

Period	Average Production Hedged	Forecast Production Hedged (net of royalties)	Average Price AECO ($Cdn)
Q2 2015 to Q4 2015	88.5 mmcf/d	56%	$3.76/mcf
Q1 2016 to Q4 2016	84.1 mmcf/d	46%	$3.69/mcf
Q1 2017	80.6 mmcf/d	42%	$3.65/mcf

These hedge positions exceed our current development plan price outlook of Canadian AECO $2.50/GJ to $3.30/GJ for 2015 to 2017.

Our operating and financial results continues to reinforce the significant long term value opportunity that is available through continued development of our world class Glacier Montney asset. We are focused on maintaining a strong balance sheet, improving capital efficiencies, and delivering sustainable production growth.

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CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of May 7, 2015, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months ended March 31, 2015 and should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2015 and the audited consolidated financial statements and MD&A for the year ended December 31, 2014. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated. The terms “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, expected average production levels until July 2015 and anticipated increase to production levels in July, 2015; effect of commodity prices on the Corporation's financial results, condition and performance; industry conditions, including effect of changes in commodity prices, weather and general economic conditions on the crude oil and natural gas industry and demand for crude oil and natural gas; the Corporation's hedging activities; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; average royalty rates and the impact of well depths, well production rates, commodity prices and gas cost allowance on average corporate royalty rates; projected royalty rates, including the estimated royalty rate for the life of a Glacier Upper and Lower Montney horizontal well; terms of the Corporation's equity compensation plans; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of next review of the credit facilities; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; the Corporation's strategy for managing its capital structure, including the use of equity and debt financing arrangements, declaring a dividend, adjusting capital spending and financial and operational forecasting processes to facilitate management of the Corporation's capital structure; the timing of reviews of capital structure and forecast information by management and the Board; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's plans to fund the majority of its capital expenditures for the year ended December 31, 2015 from funds from operations; the Corporation's forecasted debt to trailing funds from operations ratio; the Corporation's ability to satisfy all liabilities and commitments, including a working capital deficit, and meet future obligations as they become due; Advantage's expectation that its current inventory of wells can maintain production at the levels disclosed herein to the Corporation's target production in July 2015 and hold production at that level until the end of the first quarter of 2016; anticipated timing of completion and bringing on production of certain wells; that excess production from the Corporation's previous program is anticipated to meet required production volumes until July, 2015; anticipated timing of commissioning of the Corporation's plant expansion at Glacier and the anticipated processing capabilities of the plant; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide a return to the Corporation's shareholders; and the statements under "critical accounting estimates" in this MD&A. In addition, statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

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These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; failure to achieve production targets on timelines anticipated or at all; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; delays in timing of completion of the Corporation's plant expansion at Glacier; the failure to extend the credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; receipt of required regulatory approvals; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Disposition of Longview and Discontinued Operations

Advantage owned 21,150,010 common shares of Longview Oil Corp. (“Longview”) prior to February 28, 2014, representing an interest of approximately 45.1% of Longview. Since Advantage held the single largest ownership interest of Longview and other ownership interests were comparatively dispersed, Advantage was considered to control Longview. Accordingly, prior to February 28, 2014, the financial and operating results of Longview were consolidated 100% within Advantage and non-controlling interest was recognized which represented Longview’s independent shareholders 54.9% ownership interest in the net assets and income of Longview. On February 28, 2014, Advantage sold the 21,150,010 common shares of Longview and received net proceeds of $90.2 million, all of which were used to reduce existing bank indebtedness. Concurrently, Advantage derecognized all assets and liabilities of Longview from the consolidated statement of financial position and ceased to consolidate Longview subsequent to February 28, 2014.

Given that the Longview legal entity was an operating segment, the financial results for the Advantage legal entity are presented as “continuing operations” and for the Longview legal entity are presented as “discontinued operations” for all periods in the consolidated financial statements, as required by IFRS. This presentation has been consistently applied throughout this MD&A on a similar basis with the term “continuing operations” referring to the Advantage legal entity and “discontinued operations” referring to the Longview legal entity.

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Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended
	March 31
($000)	2015	2014	% change
Cash provided by operating activities - continuing operations	$29,750	$17,019	75%
Expenditures on decommissioning liability	138	9	1433%
Changes in non-cash working capital	2,314	31,234	(93)%
Finance expense (1)	(2,273)	(2,813)	(19)%
Funds from operations - continuing operations	29,929	45,449	(34)%
Funds from operations - discontinued operations	-	10,019	(100)%
Funds from operations	$29,929	$55,468	(46)%

(1)	Finance expense excludes non-cash accretion expense.

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FINANCIAL AND OPERATING REVIEW – CONTINUING OPERATIONS

Overview

	Three months ended
	March 31
	2015		2014
	$000	per mcfe	$000	per mcfe
Natural gas and liquids sales	$32,627	$2.71	$58,775	$5.29
Realized gains (losses) on derivatives	7,364	0.61	(3,536)	(0.32)
Royalties	(1,535)	(0.13)	(2,710)	(0.24)
Operating expense	(4,274)	(0.35)	(3,057)	(0.28)
Operating income and	34,182	2.84	49,472	4.45
operating netbacks
General and administrative (1)	(2,037)	(0.17)	(2,252)	(0.20)
Finance expense (2)	(2,273)	(0.19)	(2,813)	(0.25)
Other income (3)	57	-	1,042	0.09
Funds from operations and cash netbacks	$29,929	$2.48	$45,449	$4.09
Per basic weighted average share	$0.18		$0.27

(1) General and administrative expense excludes share based compensation.

(2) Finance expense excludes non-cash accretion expense.

(3) Other income excludes non-cash other income.

For the three months ended March 31, 2015, Advantage realized funds from operations of $29.9 million and cash netbacks of $2.48 per mcfe. On a per share basis, funds from operations was $0.18 per share for the three months ended March 31, 2015. The significant decrease in funds from operations and cash netbacks as compared to the first quarter of 2014 were the result of a 51% decrease in the AECO daily natural gas price. However, the lower natural gas price impact was partially offset by Glacier production that was 8% higher, our significant hedging position that resulted in a $7.4 million realized gain, and our continued low cost structure. Total cash costs for the three months ended March 31, 2015, including royalties, operating expense, general and administrative expense, and finance expense have been reduced by 13% to $0.84 per mcfe as compared to the same period of 2014. The lower total cash cost structure resulted from transforming Advantage into a pure play Montney producer with a single focus on development of our Glacier, Alberta area.

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Natural Gas and Liquids Sales and Hedging

	Three months ended
	March 31
($000)	2015	2014	% change
Natural gas sales	$32,204	$57,393	(44)%
Realized gains (losses) on derivatives	7,364	(3,536)	(308)%
Natural gas sales including hedging	39,568	53,857	(27)%
Liquids sales	423	1,382	(69)%
Total (1)	$39,991	$55,239	(28)%

(1) Total excludes unrealized derivative gains and losses.

Total sales including hedging for the three months ended March 31, 2015 was $40.0 million, a decrease of $15.2 million or 28%, when compared to the same period of 2014. An 8% increase in production and realized hedging gains of $7.4 million for the first quarter of 2015 partially offset the significant decline in natural gas prices.

Production

	Three months ended
	March 31
	2015	2014	% change
Natural gas (mcf/d)	133,281	122,481	9%
Liquids (bbls/d)	112	164	(32)%
Total - mcfe/d	133,953	123,465	8%
- boe/d	22,326	20,578	8%
Natural gas (%)	99%	99%
Liquids (%)	1%	1%

Production for the first quarter of 2015 was 8% higher as compared to the first quarter of 2014. We expect production to average approximately 130 to 135 mmcfe/d during the first half of 2015. Production is scheduled to increase to 183 mmcfe/d after completion of our Glacier gas plant expansion in July 2015.

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Commodity Prices and Marketing

	Three months ended
	March 31
	2015	2014	% change
Average Realized Pricing
Natural gas, excluding hedging ($/mcf)	$2.68	$5.21	(49)%
Natural gas, including hedging ($/mcf)	$3.30	$4.89	(33)%
Liquids, including hedging ($/bbl)	$41.86	$94.10	(56)%

Benchmark Prices
AECO daily ($/mcf)	$2.76	$5.59	(51)%
NYMEX ($US/mmbtu)	$2.96	$4.92	(40)%
Edmonton Light ($/bbl)	$51.73	$99.99	(48)%

Advantage’s current production from Glacier is 99% natural gas and is delivered into the TransCanada Pipeline (“TCPL”) system with pricing based on the AECO index. Advantage has secured TCPL firm sales transportation contracts averaging 97% of our development plan production targets. Realized natural gas prices, excluding hedging, were much lower than those of the prior year corresponding to the recent significant decline in AECO prices. Higher prices were realized in early 2014 as a result of an extremely cold 2013/2014 winter that increased demand and reduced North American storage levels well below the five-year average. During the second half of 2014, natural gas prices decreased due to the continued growth of U.S. domestic natural gas production that have reached historic high levels.

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely and are determined by supply and demand factors, including weather, and general economic conditions in natural gas consuming and producing regions throughout North America. Management has been proactive in entering into derivatives for the purpose of hedging and has partially mitigated commodity price risk by entering natural gas hedging contracts to March 31, 2017 in support of our Glacier multi-year development plan. Our Credit Facilities allow Advantage to hedge up to 65% of total estimated natural gas and liquids production over the first three years and 50% over the fourth year. Advantage has hedged approximately 56% of forecast production, net of royalties, for the remainder of 2015 at an average natural gas price of $3.76/mcf.

Our current hedging positions are summarized as follows:

		Forecast Production
	Average	Hedged	Average Price
Period	Production Hedged	(net of royalties)	AECO ($Cdn.)
Q2 2015 to Q4 2015	88.5 mmcf/d	56%	$3.76/mcf
Q1 2016 to Q4 2016	84.1 mmcf/d	46%	$3.69/mcf
Q1 2017	80.6 mmcf/d	42%	$3.65/mcf

A summary of realized and unrealized hedging gains and losses for the three months ended March 31, 2015 and 2014 are as follows:

	Three months ended
	March 31
($000)	2015	2014	% change
Realized gains (losses) on derivatives	$7,364	$(3,536)	(308)%
Unrealized losses on derivatives	(2,113)	(29,880)	(93)%
Total gains (losses) on derivatives	$5,251	$(33,416)	(116)%

For the three months ended March 31, 2015, we realized derivative gains as a result of the recent significant decline in natural gas prices as compared to our average hedge prices. For the three months ended March 31, 2015, an unrealized derivative loss of $2.1 million was recognized, being the decrease in fair value to a net derivative asset of $44.5 million at March 31, 2015 as compared to a net derivative asset of $46.6 million at December 31, 2014. The fair value of the net derivative asset is the estimated value to settle the outstanding contracts as at a point in time. As such, unrealized derivative gains and losses are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. These derivative contracts will settle from April 1, 2015 to March 31, 2017 corresponding to when the Corporation will recognize sales from production.

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Royalties

	Three months ended
	March 31
	2015	2014	% change
Royalties ($000)	$1,535	$2,710	(43)%
per mcfe	$0.13	$0.24	(46)%
Royalty Rate (percentage of natural gas and liquids sales)	4.7%	4.6%	0.1%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Our average corporate royalty rates are impacted by well depths, well production rates, commodity prices, and gas cost allowance. The expected royalty rate for the life of a Glacier Upper and Lower Montney horizontal well is approximately 5% before gas cost allowance due to industry provincial incentive programs. Total royalties paid during the three months ended March 31, 2015 are lower than 2014 due to the recent significant decline in natural gas prices, partly offset by additional royalties on higher natural gas production.

Operating Expense

	Three months ended
	March 31
	2015	2014	% change
Operating expense ($000)	$4,274	$3,057	40%
per mcfe	$0.35	$0.28	25%

For the three months ended March 31, 2015, operating expense was $0.35/mcfe, an increase of 25% as compared to the same period of 2014. The increase in operating expense per mcfe is due to higher third party water disposal and trucking costs resulting from the flowback of water used during frac operations. Advantage drilled an additional water disposal well during the first quarter of 2015 that will be placed in service during the third quarter of 2015. We expect operating costs to average in the $0.32/mcfe to $0.37/mcfe range for the year ended December 31, 2015.

General and Administrative Expense

	Three months ended
	March 31
	2015	2014	% change
General and administrative expense
Cash expense ($000)	$2,037	$2,252	(10)%
per mcfe	$0.17	$0.20	(15)%
Share based compensation ($000)	$843	$322	162%
per mcfe	$0.07	$0.03	133%
Total general and administrative expense ($000)	$2,880	$2,574	12%
per mcfe	$0.24	$0.23	4%
Employees at March 31	27	25	8%

Cash general and administrative (“G&A”) expense for the three months ended March 31, 2015 has decreased compared to 2014 as cost efficiencies were realized with the termination of the Technical Services Agreement with Longview on February 1, 2014 whereby Advantage had previously provided the necessary personnel and technical services to manage Longview's business.

Share based compensation represents non-cash G&A expense associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long term compensation to service providers and to align the interests of service providers with that of shareholders. Share based compensation for the three months ended March 31, 2015 has increased as a result of our improved share price over the course of the 2014 year and into 2015. As at March 31, 2015, a total of 4.4 million stock options and 0.4 million performance awards are unexercised which represents only 2.8% of Advantage’s total outstanding common shares.

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Depreciation Expense

	Three months ended
	March 31
	2015	2014	% change
Depreciation expense ($000)	$20,767	$19,923	4%
per mcfe	$1.72	$1.79	(4)%

Depreciation of natural gas and liquids properties is provided on the units-of–production method based on total proved and probable reserves, including future development costs, on a component basis. Depreciation expense was higher for the three months ended March 31, 2015 compared to 2014 due to the higher production. The rate of depreciation expense per mcfe was lower as total costs, including future development costs, as a proportion of total proved and probable reserves declined due to the continued efficiency of reserve additions.

Finance Expense

	Three months ended
	March 31
	2015	2014	% change
Finance expense
Cash expense ($000)	$2,273	$2,813	(19)%
per mcfe	$0.19	$0.25	(24)%
Accretion expense ($000)	$551	$1,120	(51)%
per mcfe	$0.05	$0.10	(50)%
Total finance expense ($000)	$2,824	$3,933	(28)%
per mcfe	$0.24	$0.35	(31)%

Cash finance expense from interest on bank indebtedness and the convertible debentures decreased during the three months ended March 31, 2015 compared to the same period of 2014. Average outstanding bank indebtedness and convertible debentures during the three months ended March 31, 2015 was lower than 2014 combined with lower interest rates. Bank indebtedness at March 31, 2015 increased from December 31, 2014 as the 5.00% convertible debentures matured on January 30, 2015 and was settled from the Credit Facilities. The Corporation’s interest rates on bank indebtedness have decreased due to the lower debt to cash flow ratios as calculated pursuant to our Credit Facilities and are primarily based on short term bankers’ acceptance rates plus a stamping fee.

Accretion expense represents non-cash charges that increase the carrying value of the convertible debentures and decommissioning liability as a result of the passage of time. As the convertible debentures matured on January 30, 2015, accretion expense for the three months ended March 31, 2015 was lower than 2014.

Other Income (Expense)

	Three months ended
	March 31
($000)	2015	2014	% change
Interest income - Questfire Debenture	$-	$455	(100)%
Accretion income - Questfire Debenture	-	557	(100)%
Loss on disposition - Questfire Debenture	-	(13,833)	(100)%
Unrealized gain - Questfire Class B Shares	-	150	(100)%
Miscellaneous income	57	587	(90)%
	$57	$(12,084)	(100)%

Advantage recognized interest and accretion income earned on the Questfire Debenture from April 2013 up to the first quarter of 2014, the time during which we owned the Debenture. During the first quarter of 2014, Advantage accepted a proposal from Questfire to redeem the Questfire Debenture for an aggregate purchase price of $13.6 million and Advantage recognized a loss of $13.8 million. During the same period, Advantage also accepted a Questfire offer to purchase by way of issuer bid, all of the Class B Shares, and recognized a net gain of $0.2 million.

Advantage Oil & Gas Ltd. - 12

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the three months ended March 31, 2015, the Corporation recognized a deferred income tax expense of $1.6 million as a result of the $5.7 million income before taxes from continuing operations. As at March 31, 2015, the Corporation had a deferred income tax liability balance of $35.0 million.

Net Income (Loss) and Comprehensive Income (Loss) from Continuing Operations

	Three months ended
	March 31
	2015	2014	% change
Net income (loss) and comprehensive income (loss) from continuing operations ($000)	$4,071	$(17,616)	(123)%
per share - basic and diluted	$0.02	$(0.10)	(120)%

Advantage’s net income from continuing operations for the three months ended March 31, 2015 has increased significantly from 2014. Although commodity prices were lower during the first quarter of 2015, the Corporation recognized net income as we had hedged a significant portion of our production and continued to maintain our low cash cost structure. During the first quarter of 2014, Advantage recognized a loss on derivatives of $33 million, due to the stronger natural gas price environment at that time, and one-time losses of $12 million on disposition of Questfire investments.

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and bank indebtedness. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2015	2016 & 2017	2018 & 2019	2020	After 2020
Building leases	$4.9	$0.8	$2.3	$1.8	$-	$-
Pipeline/transportation	115.8	13.4	37.7	31.3	9.6	23.8
Bank indebtedness (1) - principal	261.2	-	261.2	-	-	-
- interest	21.3	13.0	8.3	-	-	-
Total contractual obligations	$403.2	$27.2	$309.5	$33.1	$9.6	$23.8

(1)	As at March 31, 2015, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2016. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

Advantage Oil & Gas Ltd. - 13

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	March 31, 2015
Bank indebtedness (non-current)	$261,241
Working capital deficit (1)	40,552
Total debt	$301,793
Shares outstanding	170,314,955
Shares closing market price ($/share)	$6.82
Market capitalization (2)	$1,161,548

Total capitalization	$1,463,341

Total debt to funds from operations (3)	2.0

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.
(3)	Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit.

 Total debt to funds from operations is calculated by dividing total debt by funds from operations for the previous four quarters.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital deficit, bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, or adjusting capital spending. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due and has $139 million available on our $400 million credit facility at March 31, 2015. On May 7, 2015, the credit facility was increased to $450 million. For the 2015 year, we will be funding our capital expenditures from funds from operations and our available Credit Facilities, and have estimated that our total debt to trailing funds from operations ratio will be approximately 2.1 based on a $2.50/GJ natural gas price. We will continue to be very cognizant of maintaining financial flexibility in the current environment.

Shareholders’ Equity and Convertible Debentures

As at March 31, 2015, Advantage had 170.3 million common shares outstanding. During the three months ended March 31, 2015, Advantage issued 0.2 million common shares to service providers in exchange for the exercise of 0.8 million stock options. As at March 31, 2015, a total of 4.4 million stock options and 0.4 million performance awards are unexercised which represents only 2.8% of Advantage’s total outstanding common shares. As at May 7, 2015, Advantage had 170.7 million common shares outstanding.

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at December 31, 2014 that were convertible to 10.0 million common shares based on the applicable conversion price. The convertible debentures matured on January 30, 2015 and was settled with cash from the Credit Facilities.

Advantage Oil & Gas Ltd. - 14

Bank Indebtedness, Credit Facilities and Other Obligations

At March 31, 2015, Advantage had bank indebtedness outstanding of $261.2 million, an increase of $151.3 million since December 31, 2014. The increase in bank indebtedness is consistent with our approved 2015 budget including planned capital expenditure activity that was more heavily weighted to the first quarter, and the $86.2 million settlement of the convertible debentures that matured on January 30, 2015. Advantage’s credit facilities borrowing base is $450 million and is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through a thorough evaluation of our reserve estimates based upon their own commodity price expectations. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. The next annual review is scheduled to occur in June 2016. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage had a working capital deficiency of $40.6 million as at March 31, 2015, a decrease from the prior quarter due to the relatively high level of capital expenditure activity underway at December 31, 2014. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our continuing capital development activities. We do not anticipate any problems in satisfying the working capital deficit and meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Capital Expenditures

	Three months ended
	March 31
($000)	2015	2014
Drilling, completions and workovers	$48,327	$44,107
Well equipping and facilities	29,028	3,367
Other	204	-
Expenditures on property, plant and equipment	77,559	47,474
Expenditures on exploration and evaluation assets	1,149	1,813
Net capital expenditures (1)	$78,708	$49,287

(1) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage invested $77.6 million on property, plant and equipment at Glacier for the three months ended March 31, 2015.  Approximately 50% of the expenditures were directed to the expansion of our 100% owned Glacier gas plant expansion project and expansion of our gas gathering and sales pipeline infrastructure.  The balance of the first quarter 2015 expenditures were directed to concluding our most recent drilling program which included drilling 10 Montney wells and completion of 6 wells. During the second quarter of 2015, capital expenditures will be directed primarily to completion of our Glacier gas plant expansion.  No wells from our recent drilling program have been placed on production to date as strong production from our 2013 wells are anticipated to meet required production volumes until July 2015 when production increases to 183 mmcfe/d.

Processing capacity is being increased at our 100% owned Glacier gas plant to 250 mmcf/d including 70 mmcf/d of spare capacity to meet future production growth in 2016 and 2017. Additionally, the plant will be capable of processing varying amounts of dry and liquids rich gas production with the installation of natural gas liquids extraction and condensate stabilization equipment.

In the first quarter of 2015, Advantage acquired 5 additional sections of land with Lower Doig/Montney rights in the greater Glacier area. Advantage now holds a total of 133 sections (85,120 acres) of either Lower Doig or Montney rights.

Advantage Oil & Gas Ltd. - 15

Sources and Uses of Funds

The following table summarizes the various funding requirements during the three months ended March 31, 2015 and 2014 and the sources of funding to meet those requirements:

	Three months ended
	March 31
($000)	2015	2014
Sources of funds
Funds from operations	$29,929	$45,449
Increase in bank indebtedness	151,271	-
Disposition of Longview investment	-	90,153
Disposition of Questfire investments	-	13,600
Dividends received from Longview	-	1,692
	$181,200	$150,894
Uses of funds
Expenditures on property, plant and equipment	$77,559	$47,474
Maturity of convertible debenture	86,240	-
Decrease in bank indebtedness	-	69,427
Change in non-cash working capital and other	16,114	32,171
Expenditures on exploration and evaluation assets	1,149	1,813
Expenditures on decommissioning liability	138	9
	$181,200	$150,894

Bank indebtedness increased as planned during the three months ended March 31, 2015 to fund capital expenditures and the maturity of our convertible debentures on January 30, 2015. As in previous years, a higher level of capital activity was scheduled for the first quarter of 2015 compared to the remainder of the year. For the 2015 year, we will be funding our capital expenditures from funds from operations and our available Credit Facilities, and have estimated that our total debt to trailing funds from operations ratio will be approximately 2.1 based on a $2.50/GJ natural gas price. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

FINANCIAL AND OPERATING REVIEW – DISCONTINUED OPERATIONS

The following financial and operating highlights for Longview to February 28, 2014 have been presented to provide additional information with respect to the Longview segment prior to disposition.

	Three months ended
	March 31
	2015	2014 (1)
Production (boe/d)	-	5,622
Funds from operations ($000)	$-	$9,693
Net capital expenditures ($000)	$-	$19,092
Net loss and comprehensive loss from discontinued operations ($000)	$-	$(58,894)
per share - basic and diluted	$-	$(0.35)

(1)	Represents the financial and operating results for the Longview segment for the 59 days from January 1, 2014 to February 28, 2014.

Advantage Oil & Gas Ltd. - 16

Quarterly Performance

($000, except as otherwise	2015		2014				2013
indicated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Continuing Operations – Advantage
Daily production
Natural gas (mcf/d)	133,281	133,433	131,553	134,912	122,481	108,260	111,518	116,469
Liquids (bbls/d)	112	113	161	200	164	79	105	554
Total (mcfe/d)	133,953	134,111	132,519	136,112	123,465	108,734	112,148	119,793
Average prices
Natural gas ($/mcf)
Excluding hedging	$2.68	$3.78	$4.03	$4.71	$5.21	$3.21	$2.46	$3.47
Including hedging	$3.30	$3.72	$3.80	$4.27	$4.89	$3.39	$2.63	$3.35
AECO daily	$2.76	$3.61	$4.02	$4.69	$5.59	$3.52	$2.45	$3.55
Liquids ($/bbl)
Including hedging	$41.86	$71.35	$83.14	$102.41	$94.10	$77.01	$95.13	$73.22
Edmonton Light ($/bbl)	$51.73	$75.54	$97.07	$105.65	$99.99	$86.88	$104.96	$92.99
Total sales including realized hedging	$39,991	$46,409	$47,190	$54,265	$55,239	$34,304	$27,857	$39,184
Net income (loss)	$4,071	$53,682	$14,201	$24,330	$(17,616)	$(6,273)	$(3,187)	$6,543
per share - basic and diluted	$0.02	$0.32	$0.08	$0.14	$(0.10)	$(0.04)	$(0.02)	$0.04
Funds from operations	$29,929	$39,182	$36,818	$42,561	$45,449	$23,822	$16,516	$23,488

Discontinued Operations - Longview
Total sales including realized hedging	$-	$-	$-	$-	$23,237	$33,721	$38,234	$37,179
Net income (loss)	$-	$-	$-	$-	$(58,894)	$870	$1,845	$1,799
per share - basic and diluted (1)	$-	$-	$-	$-	$(0.35)	$0.01	$0.01	$0.01
Funds from operations	$-	$-	$-	$-	$9,693	$13,740	$17,959	$16,683

(1) Per share amounts based on weighted average basic and diluted shares outstanding of Advantage Oil & Gas Ltd.

The table above highlights the Corporation’s performance for the first quarter of 2015 and also for the preceding seven quarters for both continuing and discontinued operations. Production during the second quarter of 2013 reflects the last interim period for a portion of which Advantage owned non-core assets. As of April 30, 2013, the sale of these non-core assets was completed and Advantage was transformed into a pure play Montney producer with a single focus on development of our Glacier, Alberta area. Accordingly, production was lower during the third and fourth quarters of 2013. We increased our capital development program at Glacier in the third quarter of 2013 resulting in additional production during the first quarter of 2014, and we reached our target of 135 mmcfe/d in March 2014. Currently, 22 wells have been completed to support increasing production to our target volume of 183 mmcfe/d in July 2015 and maintaining that production level until the end of first quarter of 2016. No wells from our recent drilling program have been placed on production to date as strong production from our 2013 wells are anticipated to meet required production volumes until July 2015 when production increases to 183 mmcfe/d.

During the third quarter of 2013, sales and funds from operations decreased due to significant reductions in AECO prices that impacted the entire Alberta natural gas industry. Sales and funds from operations increased dramatically in 2014 primarily attributable to improved natural gas prices and production growth but has since decreased during the first quarter of 2015 as natural gas prices declined. In 2013, Advantage reported net losses primarily driven by weak natural gas prices. In the first quarter of 2014, Advantage recognized a $13.8 million loss on redemption of the Questfire Debenture and a $58.8 million loss on disposition of the Longview operating segment as the net proceeds received by Advantage were less than the carrying value of the net assets. As a pure Montney producer Advantage now has a much simpler capitalization structure and a strong balance sheet to continue its multi-year development plan. Advantage’s production growth at Glacier has generally resulted in increased total sales including realized hedging, net income and funds from operations from the second quarter of 2014 to the first quarter of 2015, despite the recent decline in natural gas prices.

Advantage Oil & Gas Ltd. - 17

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact natural gas and liquids prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of natural gas and liquids properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management’s process of determining the provision for deferred income taxes and the provision for decommissioning liability costs and related accretion expense are based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the three months ended March 31, 2015.

Accounting Pronouncements not yet Adopted

There have been no changes to accounting pronouncements not yet adopted during the three months ended March 31, 2015. Additional information concerning accounting pronouncements not yet adopted is disclosed in the notes to the audited consolidated financial statements and MD&A for the year ended December 31, 2014.

Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

Advantage Oil & Gas Ltd. - 18

Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

May 7, 2015

Advantage Oil & Gas Ltd. - 19

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
(thousands of Canadian dollars) (unaudited)	Notes	March 31, 2015	December 31, 2014

ASSETS
Current assets
Trade and other receivables		$14,042	$21,974
Prepaid expenses and deposits		1,984	2,503
Derivative asset	4	29,389	31,595
Total current assets		45,415	56,072

Non-current assets
Derivative asset	4	15,635	14,961
Exploration and evaluation assets		10,952	9,803
Property, plant and equipment	3	1,436,436	1,373,931
Total non-current assets		1,463,023	1,398,695
Total assets		$1,508,438	$1,454,767

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$56,578	$81,741
Convertible debenture		-	85,941
Total current liabilities		56,578	167,682

Non-current liabilities
Derivative liability	4	581	-
Performance incentive plan	10 (b)	1,270	512
Bank indebtedness	5	261,241	109,970
Decommissioning liability	6	54,695	48,878
Deferred income tax liability	7	34,983	33,399
Total non-current liabilities		352,770	192,759
Total liabilities		409,348	360,441

SHAREHOLDERS' EQUITY
Share capital	8	2,235,540	2,234,959
Convertible debenture equity component		-	8,348
Contributed surplus		99,364	90,904
Deficit		(1,235,814)	(1,239,885)
Total shareholders' equity		1,099,090	1,094,326
Total liabilities and shareholders' equity		$1,508,438	$1,454,767

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 20

Consolidated Statement of Comprehensive Income (Loss)

		Three months ended
		March 31
(thousands of Canadian dollars, except for per share amounts) (unaudited)	Notes	2015	2014

Continuing operations
Natural gas and liquids sales		$32,627	$58,775
Less: royalties		(1,535)	(2,710)
Natural gas and liquids revenue		31,092	56,065

Operating expense		(4,274)	(3,057)
General and administrative expense		(2,880)	(2,574)
Depreciation expense	3	(20,767)	(19,923)
Finance expense		(2,824)	(3,933)
Gains (losses) on derivatives	4	5,251	(33,416)
Other income (expenses)	11	57	(12,084)
Income (loss) before taxes from continuing operations		5,655	(18,922)
Income tax recovery (expense)	7	(1,584)	1,306
Net income (loss) and comprehensive income (loss) from continuing operations		4,071	(17,616)

Discontinued operations
Net loss from discontinued operations	13	-	(58,894)
Net income (loss) and comprehensive income (loss)		$4,071	$(76,510)

Net income (loss) per share	9
Basic and diluted - from continuing operations		$0.02	$(0.10)
Basic and diluted - from discontinued operations		-	(0.35)
Basic and diluted		$0.02	$(0.45)

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 21

Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debenture equity component	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2014		$2,234,959	$8,348	$90,904	$(1,239,885)	$1,094,326
Net income and comprehensive income		-	-	-	4,071	4,071
Share based compensation	8, 10	571	-	112	-	683
Conversion of Convertible Debenture		10	-	-	-	10
Maturity of Convertible Debenture		-	(8,348)	8,348	-	-
Balance, March 31, 2015		$2,235,540	$-	$99,364	$(1,235,814)	$1,099,090

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debenture equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non- controlling interest	Total shareholders' equity
Balance, December 31, 2013		$2,229,598	$8,348	$92,276	$(1,255,588)	$1,074,634	$129,779	$1,204,413
Net loss and comprehensive loss		-	-	-	(76,510)	(76,510)	(85)	(76,595)
Share based compensation	8, 10	3,242	-	(1,952)	-	1,290	-	1,290
Change in ownership interest, share based compensation		-	-	-	-	-	334	334
Dividends declared by Longview ($0.04 per Longview share)		-	-	-	-	-	(1,032)	(1,032)
Disposition of Longview	13	-	-	-	-	-	(128,996)	(128,996)
Balance, March 31, 2014		$2,232,840	$8,348	$90,324	$(1,332,098)	$999,414	$-	$999,414

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 22

Consolidated Statement of Cash Flows

		Three months ended
(thousands of Canadian dollars) (unaudited)	Notes	March 31, 2015	March 31, 2014

Operating Activities
Income (loss) before taxes from continuing operations		$5,655	$(18,922)
Add (deduct) items not requiring cash:
Share based compensation	8, 10	843	322
Depreciation expense	3	20,767	19,923
Unrealized loss on derivatives	4	2,113	29,880
Accretion income - Questfire Debenture		-	(557)
Loss on disposition of Questfire Debenture		-	13,833
Unrealized gain - Questfire Class B Shares		-	(3,150)
Unrealized loss on other liability		-	3,000
Finance expense		2,824	3,933
Expenditures on decommissioning liability	6	(138)	(9)
Changes in non-cash working capital	12	(2,314)	(31,234)
Cash provided by operating activities - continuing operations		29,750	17,019
Cash provided by operating activities - discontinued operations	13	-	12,434
Cash provided by operating activities		29,750	29,453

Financing Activities
Increase (decrease) in bank indebtedness	5	151,486	(69,427)
Maturity of convertible debenture		(86,240)	-
Interest paid		(4,296)	(3,540)
Cash provided by (used in) financing activities - continuing operations		60,950	(72,967)
Cash provided by financing activities - discontinued operations	13	-	435
Cash provided by (used in) financing activities		60,950	(72,532)

Investing Activities
Expenditures on property, plant and equipment	3, 12	(89,551)	(47,473)
Expenditures on exploration and evaluation assets		(1,149)	(1,813)
Disposition of Questfire Debenture		-	13,600
Property dispositions		-	(211)
Cash used in investing activities - continuing operations		(90,700)	(35,897)
Cash provided by investing activities - discontinued operations	13	-	78,976
Cash provided by (used in) investing activities		(90,700)	43,079
Net change in cash		-	-
Cash, beginning of period		-	-
Cash, end of period		$-	$-

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 23

Notes to The Interim Consolidated Financial Statements

March 31, 2015 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate natural gas and liquids development and production corporation with a significant position in the Montney resource play located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

The Corporation prepares its interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). The CICA Handbook incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended December 31, 2014. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of May 7, 2015, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2014.

The methods used to measure fair values of derivative instruments are discussed in note 4.

(c)	Functional and presentation currency

These interim consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

Advantage Oil & Gas Ltd. - 24

3.	Property, plant and equipment

Cost	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2013	$2,104,397	$5,240	$2,109,637
Additions	252,556	-	252,556
Change in decommissioning liability (note 6)	19,938	-	19,938
Disposition of Longview (note 13)	(664,090)	-	(664,090)
Transferred from exploration and evaluation assets	1,316	-	1,316
Balance at December 31, 2014	$1,714,117	$5,240	$1,719,357
Additions	77,405	154	77,559
Change in decommissioning liability (note 6)	5,713	-	5,713
Balance at March 31, 2015	$1,797,235	$5,394	$1,802,629

Accumulated depreciation	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2013	$459,113	$3,090	$462,203
Depreciation	91,168	430	91,598
Disposition of Longview (notes 13)	(208,375)	-	(208,375)
Balance at December 31, 2014	$341,906	$3,520	$345,426
Depreciation	20,736	31	20,767
Balance at March 31, 2015	$362,642	$3,551	$366,193

Net book value	Natural gas and liquids properties	Furniture and equipment	Total
At December 31, 2014	$1,372,211	$1,720	$1,373,931
At March 31, 2015	1,434,593	1,843	1,436,436

4.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, derivative assets and liabilities, and performance incentive plan liability.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at March 31, 2015, there were no significant differences between the carrying amounts reported on the Interim Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. Derivative assets and liabilities and the performance incentive plan liability are measured at fair value on a recurring basis. For derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. For the performance incentive plan liability, pricing inputs include estimates of forfeitures and risk-free rate discounting. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and share price as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas Ltd. - 25

4.	Financial risk management (continued)

(a)	Price and currency risk

As at March 31, 2015, the Corporation’s natural gas hedging positions are summarized as follows:

	Average	Average Price
Period	Production Hedged	AECO ($Cdn.)
Q2 2015 to Q4 2015	88.5 mmcf/d	$3.76/mcf
Q1 2016 to Q4 2016	84.1 mmcf/d	$3.69/mcf
Q1 2017	80.6 mmcf/d	$3.65/mcf

The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

(b)	Capital management

Advantage’s capital structure as at March 31, 2015 and December 31, 2014 is as follows:

	March 31, 2015	December 31, 2014
Bank indebtedness (non-current) (note 5)	$261,241	$109,970
Working capital deficit (1)	40,552	57,264
Net debt	301,793	167,234
Convertible debenture maturity value (current)	-	86,250
Total debt	$301,793	$253,484
Shares outstanding (note 8)	170,314,955	170,067,650
Share closing market price ($/share)	$6.82	$5.56
Market capitalization (2)	1,161,548	945,576
Total capitalization	$1,463,341	$1,199,060

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

Advantage Oil & Gas Ltd. - 26

5.	Bank indebtedness

	March 31, 2015	December 31, 2014
Revolving credit facility	$261,818	$110,332
Discount on Bankers Acceptances and other fees	(577)	(362)
Balance, end of period	$261,241	$109,970

As at March 31, 2015, the Corporation had credit facilities (the "Credit Facilities") of $400 million. The Credit Facilities are comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. The revolving period for the Credit Facilities will end in June 2015 unless extended at the option of the syndicate for a further 364 day period. The only financial covenant is a requirement to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. This covenant was met at March 31, 2015 and December 31, 2014.

6.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in natural gas and liquids assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2015 and 2074. A risk-free rate of 1.97% (December 31, 2014 – 2.33%) and an inflation factor of 2% (December 31, 2014 – 2%) were used to calculate the fair value of the decommissioning liability at March 31, 2015. A reconciliation of the decommissioning liability is provided below:

	Three months ended	Year ended
	March 31, 2015	December 31, 2014
Balance, beginning of year	$48,878	$100,616
Accretion expense	242	1,364
Liabilities incurred	858	4,218
Change in estimates	(905)	683
Effect of change in risk-free rate	5,760	15,037
Liabilities settled	(138)	(482)
Disposition of Longview (note 13)	-	(72,558)
Balance, end of period	$54,695	$48,878

Advantage Oil & Gas Ltd. - 27

7.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. A deferred tax asset has not been recognized for capital losses, since recognition is dependent on the realization of future taxable capital gains.

8.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued
	Common Shares	Amount
Balance at December 31, 2013	168,382,838	$2,229,598
Share based compensation (note 10)	1,684,812	5,361
Balance at December 31, 2014	170,067,650	$2,234,959
Share based compensation (note 10)	246,143	571
Conversion of convertible debentures	1,162	10
Balance at March 31, 2015	170,314,955	$2,235,540

9.	Net income (loss) per share attributable to Advantage shareholders

The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Three months ended
	March 31
	2015	2014
Net income (loss) attributable to Advantage shareholders
Basic and diluted - continuing operations	$4,071	$(17,616)
Basic and diluted - discontinued operations	-	(58,894)
Basic and diluted	$4,071	$(76,510)

Weighted average shares outstanding
Basic	170,301,426	168,699,616
Stock Option Plan	707,215	-
Diluted	171,008,641	168,699,616

The calculation of diluted net income (loss) per share for the three months ended March 31, 2015 and 2014 excludes the convertible debenture, as its impact would be anti-dilutive. Total weighted average shares issuable in exchange for the convertible debenture excluded from the diluted net income (loss) per share calculation for the three months ended March 31, 2015 and 2014 was 3,231,589 and 10,029,070 shares, respectively. On January 30, 2015, the convertible debenture matured and was settled in cash, with the exception of $0.01 million, which was converted to 1,162 common shares. As at December 31, 2014, the total convertible debenture outstanding was convertible to 10,029,070 shares.

Advantage Oil & Gas Ltd. - 28

10.	Share based compensation

(a)	Stock option plan

The following tables summarize information about changes in stock options outstanding at March 31, 2015:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2013	13,060,843	$3.68
Exercised	(7,435,115)	3.67
Granted	3,777,255	5.00
Forfeited/cancelled	(4,258,307)	3.70
Balance at December 31, 2014	5,144,676	$4.63
Exercised	(787,307)	3.75
Balance at March 31, 2015	4,357,369	$4.79

Stock Options Outstanding				Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$3.69 - $4.43	2,887,420	1.43	$4.24	1,406,873	$4.05
$4.44 - $6.34	1,469,949	4.04	5.87	-	-
$3.69 - $6.34	4,357,369	2.31	$4.79	1,406,873	$4.05

(b)	Performance Incentive Plan

Under the Performance Incentive Plan, service providers can be granted two types of Incentive Awards: Restricted Awards and Performance Awards. A Restricted Award is a grant denominated in a fixed number of common shares which generally vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary, and 1/3 on the third anniversary. A Performance Award is a grant denominated in a fixed number of common shares which vests on the third anniversary of the grant date. Performance Award grants are multiplied by a Payout Multiplier. The Payout Multiplier is a number between zero (0) and two (2), and is determined based on an equal weighting of three Corporate Performance Measures: Relative Total Shareholder Return, Annual Cash Flow Per Share and Relative Cost Structure.

As at March 31, 2015, no Restricted Awards have been granted.

The following table is a continuity of Performance Awards:

Balance at December 31, 2013	-
Granted	409,702
Forfeited	(3,560)
Balance at December 31, 2014	406,142
Granted	-
Forfeited	-
Balance at March 31, 2015	406,142

Advantage Oil & Gas Ltd. - 29

10.	Share based compensation (continued)

Share based compensation recognized by plan for the three months ended March 31, 2015 and 2014 are as follows:

	Three months ended
	March 31
	2015	2014
Stock Option Plan	$683	$566
Performance Incentive Plan	758	-
RSPIP (1)	-	1,058
Total share based compensation	1,441	1,624
Capitalized	(598)	(636)
Net share based compensation expense	$843	$988

From continuing operations	$843	$322
From discontinued operations	-	666
	$843	$988

(1) Relates solely to discontinued operations

11.	Other income (expenses)

	Three months ended
	March 31
	2015	2014
Interest income - Questfire Debenture	$-	$455
Accretion income - Questfire Debenture	-	557
Loss on disposition of Questfire Debenture	-	(13,833)
Unrealized gain - Questfire Class B Shares	-	3,150
Unrealized loss on other liability	-	(3,000)
Miscellaneous income	57	587
Total other income (expenses)	$57	$(12,084)

From continuing operations	$57	$(12,084)
From discontinued operations	-	-
	$57	$(12,084)

Advantage Oil & Gas Ltd. - 30

12.	Supplementary cash flow information – continuing operations

Changes in non-cash working capital is comprised of:

	Three months ended
	March 31
	2015	2014
Source (use) of cash:
Trade and other receivables	$7,932	$(8,378)
Prepaid expenses and deposits	519	402
Trade and other accrued liabilities	(25,163)	(23,977)
	$(16,712)	$(31,953)

Related to operating activities	$(2,314)	$(31,234)
Related to financing activities	(1,808)	132
Related to investing activities	(12,590)	(851)
	$(16,712)	$(31,953)

Advantage Oil & Gas Ltd. - 31

13.	Discontinued operations

The Corporation was previously comprised of two operating segments: Advantage Oil & Gas Ltd. (“Advantage”) and Longview Oil Corp. (“Longview”). Advantage develops and operates a natural gas focused property in Alberta. Longview developed and operated primarily conventional oil and natural gas liquids focused properties in Alberta and Saskatchewan. On February 28, 2014, the Corporation discontinued the Longview segment by selling its investment in Longview pursuant to an Offering.

Results of the discontinued Longview segment are as follows:

	Three months ended
	March 31
(thousands of Canadian dollars)	2015	2014 (1)

Petroleum and natural gas sales	$-	$24,715
Less: royalties	-	(4,108)
Petroleum and natural gas revenue	-	20,607

Operating expense	-	(7,022)
General and administrative expense	-	(1,891)
Depreciation expense	-	(6,138)
Finance expense	-	(1,189)
Losses on derivatives	-	(4,323)
Non-controlling interest	-	85
Income before taxes from discontinued operations	-	129
Income tax expense	-	(198)
Loss from discontinued operations	-	(69)
Loss on disposition of Longview	-	(58,825)
Net loss from discontinued operations	$-	$(58,894)

(1) Results from January 1, 2014 to February 28, 2014

Cash flows of the discontinued Longview segment are as follows:

	Three months ended
	March 31
	2015	2014
(thousands of Canadian dollars)
Cash flow from operating activities	$-	$12,434
Cash flow from financing activities	-	435
Cash flow from investing activities	-	78,976

Advantage Oil & Gas Ltd. - 32

Directors

Stephen E. Balog (1)(2)(3)

Paul G. Haggis (1)(2)(3)

Andy J. Mah

Ronald A. McIntosh (2)(3)

Grant Fagerheim (1)(3)

(1) Member of Audit Committee

(2) Member of Reserve Evaluation Committee

(3) Member of Human Resources, Compensation & Corporate Governance Committee

Officers

Andy J. Mah, President and CEO

Craig Blackwood, Vice President, Finance and CFO

Neil Bokenfohr, Senior Vice President

Corporate Secretary

Jay P. Reid, Partner

Burnet, Duckworth and Palmer LLP

Auditors

PricewaterhouseCoopers LLP

Bankers

The Bank of Nova Scotia

National Bank of Canada

Royal Bank of Canada

Canadian Imperial Bank of Commerce

Union Bank, Canada Branch

Alberta Treasury Branches

Wells Fargo Bank N.A., /Canada Branch

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer LLP

Transfer Agent

Computershare Trust Company of Canada

Abbreviations

bbls	- barrels
bbls/d	- barrels per day
boe	- barrels of oil equivalent (6 mcf = 1 bbl)
boe/d	- barrels of oil equivalent per day
mcf	- thousand cubic feet
mcf/d	- thousand cubic feet per day
mmcf	- million cubic feet
mmcf/d	- million cubic feet per day
bcf	- billion cubic feet
tcf	- trillion cubic feet
gj	- gigajoules
NGLs	- natural gas liquids
WTI	- West Texas Intermediate

Corporate Office

300, 440 – 2nd Avenue SW

Calgary, Alberta T2P 5E9

(403) 718-8000

Contact Us

Toll free: 1-866-393-0393

Email: ir@advantageog.com

Visit our website at www.advantageog.com

Toronto Stock Exchange Trading Symbols

Shares: AAV

New York Stock Exchange Trading Symbol

Shares: AAV

Advantage Oil & Gas Ltd. - 33